UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

Wireless electrical Grid LAN, d/b/a WiGL Inc
(Exact name of issuer as specified in its charter)

Virginia	84-4888797
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1919 Commerce Drive, Suite #120, Hampton, VA 23666
(Full mailing address of principal executive offices)

626-401-1866
(Issuer’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, the term “WiGL” or “the Company” refers to Wireless Electrical Grid LAN, WIGL Inc., a Virginia corporation.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1.	Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our special annual report filed on Form 1-K on April 29, 2024. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2024 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when a review of our historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited financial information, although in the opinion of management all adjustments necessary to make interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2024.

Overview

Wireless Electrical Grid LAN, WiGL Inc. was incorporated on February 26, 2020 under the laws of the state of Virginia, and is headquartered in Hampton, VA. The Company is engineering technologies to enable consumers to power their devices on the move. Specifically, WiGL is building a network to help power or recharge their battery while they use their device wirelessly and renewable energy products to create electricity in novel ways. By expanding the engineering behind the Company’s patents, the Company is bringing consumers the ability to create, transmit and store next generation electrical power products. WiGL is focused on helping Internet of Things (IoT) devices become range-less, by providing power on-demand.

The idea for WiGL came from our founder’s work with previous entities, specifically Glover 38th St Holdings, LLC (“G38”). G38 is a government consulting Company formed in 2012. Dr. Glover is the CEO of G38. G38 assisted the United States Air Force Research Lab with the development of 5G for Advanced Training Waveforms (“5G ATW”).

During the 5GATW government tests, Dr. Glover realized that in addition to the data provided by 5G technologies, there was also a need for power to those same devices. In 2017, Dr. Glover and Cherif Chibane, under contract to G38, began to solve, what they deemed “the wireless electrical power challenge.” During May 2018, a utility patent was granted to Dr. Glover and Mr. Chibane by the U.S. Patent Office.

In 2019, the patent was assigned to G38 so that WiGL could continue prototyping and advancing the technology. On March 3, 2021, the patent and the associated trademark was assigned to WiGL.

How WiGL Works

WiGL works just like traditional WiFi, however, instead of transmitting and receiving WiFi data, a WiGL enabled transmitter (“Tx”) uses the same raw radio frequency (“RF”) or light as noise but harvests the energy-noise as raw power.

●	WiGL converts AC or DC Smarter Power (“P/LAN”) into a two-way signal via a Tx.

●	The Tx then routes a directed WiGL signal to a known receiver connected to or within a smart device.

●	The receiver then converts the EMR or RF signal into DC to harvest the power.

●	The receiver power is then stored or used to power the device.

Like cell phone towers, WiGL Tx’s are smartly connected allowing for near endless distance.

To support smarter, greener power, we intend to produce an additional offering - WiGL eNERGY Units (“WiGL eNERGY Units”). The WiGL eNERGY Units will function as a self-generating power router for energy transmission that enables remote location mesh networks. In other words, if you are going off the grid you can take WiGL with you.

We believe our patented technologies may provide greater security, cleaner and less wasteful energy, and increases efficiency by using the same signals that deliver your WiFi.

Below is a description of the various software products that we use to enable WiGL over-the-air wireless power to work.

Software Product	Description	Subscription Fees Applicable (Y/N)	Inhouse Software	Licensed Software from Third Parties
WiGL Transmitter network controller	WiGL’s proprietary software used to connect multiple transmitters; creating the WiGL Network.	No	Yes	N/A
WiGL Receiver Controller	WiGL’s proprietary software used to allow the WiGL network to see, allow, and manage receivers on the network.	No	Yes	N/A
WIGL End User Subscription	WiGL’s proprietary software used to allow or reject end users.	Yes	Yes	N/A
WiGL Network Subscription Partnership	Software used by 3rd party to charge end users to access and stream wireless power.	Yes	No	TBD

The Company’s Products

WiGL’s #1 product is its name. WIFI is a distinct name and recognizable around the world as the vehicle to get touchless wireless internet. Wireless power is in early stages and there is no single name/name dominance that currently links all forms of touchless wireless electrical power. WiGL’s primary goal, related to the market for wireless power, is to:

●	create the name,

●	create the logo and

●	create the subscription market.

Ideally, by 2030, there will need to be a logo on doors, an icon on phones, and instructions on laptops around wireless power. WiGL’s intends to be the preeminent name and iconography of or related to near filed and far field wireless power.

WiGL enabled products are still currently in early developmental stages as the Company is in the early stages of developing the technology, however, near-field and far-field wireless power are known and growing. WiGL has recently built and completed three go to market minimally viable products (“MVP”):

●	WiGL-enabled transmitters

○	In partnership with Energous Inc. (publicly traded as WATT, the federal communications commission (“FCC”) has approved a small WiGL enabled transmitter network that plugs into a home or business electrical 110V outlet. These transmitters are for the WiGL network.

●	WiGL-enabled receiver

○	A WiGL enabled receiver that recharges your battery on the move. The receiver is connected to holiday LEDs and is being marketed as a wireless Christmas Tree. We intend to bring this product to market by Q4 2025.

●	WiGL energy (“eNERGY”) device for small rechargeable devices

○

A WiGL eNERGY is small renewable devices that create electricity that recharges your battery on the move. The eNERGY devices use kinetic energy (movement), chemical energy (saltwater) to create enough electrical power for small 5-24 volt systems. We intend to bring this product to market by Q4 2025.

The Company is actively developing the following over-the-air wireless products to manufacture and sell to consumers.

Product	Components that the Company designs	Components that the Company manufacture	Components that third party design	Components that third parties manufacture	Estimated date to begin sales to consumers	Target Consumer
WiGL-enabled Transmitters	The 1st generation transmitters were designed by Energous, with all product rights owned by WiGL.	N/A	All components are commercial off the shelf.	WiGL is contracting 3rd parties to manufacture the housing.	December 1, 2025	Holiday Buyers
WiGL-enabled Receivers for LEDs and Holiday Trees	The 1st generation receivers were designed by Guinn Partners, with all product rights owned by WiGL.	N/A	All components are commercial off the shelf.	WiGL is contracting 3rd parties to manufacture the housing.	December 1, 2025	Holiday Buyers
WiGL-enabled Receivers for Phone Cases	The 2nd generation receivers are being designed by AeroTech, with all product rights owned by WiGL.	N/A	All components are commercial off the shelf.	WiGL plans to contract with 3rd parties to manufacture the housing.	TBD	CellPhone Users

During this reporting period, the Company is actively developing the following eNERGY products to manufacture and sell to consumers.

Product	Components that the Company designs	Components that the Company manufacture	Components that third party design	Components that third parties manufacture	Estimated date to begin sales to consumers	Target Consumer
5V SWPB Water bottle	The 1st generation renewable eNERGY devices were designed by Guinn Partners, with all product rights owned by WiGL.	N/A	N/A	WiGL is contracting 3rd parties to manufacture the SWPG Bottle.	December 1, 2025	Disaster Response
12-36V SWPB Modular Case	The 1st generation renewable eNERGY devices were designed by Guinn Partners, with all product rights owned by WiGL.	N/A	N/A	WiGL is contracting 3rd parties to manufacture the SWPG Bottle.	December 1, 2026	Solar Panel owners, sellers, users. Off-Grid.
Kinetic eNERGY	The 1st generation kinetic eNERGY devices were designed by Guinn Partners, with all product rights owned by WiGL.	N/A	N/A	WiGL is contracting 3rd parties to manufacture the SWPG Bottle.	December 1, 2026	Active Wear

The Company is actively developing the following promotional products to manufacture and sell to consumers.

Product	Components that the Company designs	Components that the Company manufacture	Components that third party design	Components that third parties manufacture	Estimated date to begin sales to consumers	Target Consumer
Clothing	Online drop shippers	N/A	All	All	July 2026	WiGL Fans
Clothing and other apparel	WiGL’s patented and/or trademarked clothing was designed by Duplex Sports, with all product rights owned by WiGL.	N/A	All	All	July 2026	WiGL Fans

Development Roadmap

Below we describe the SBIR Phase II contract that we have completed, partnerships with third parties for future products, tWPT and SWPG Products, and our plans for our Ghana Leasehold and Saltwater Generator and future distribution sites.

SBIR Phase II Contract

In March 2022, we were granted a contract with the US. Air Force (USAF) through the USAF’s SBIR Phase II contract process. Under this contract we further developed, deployed, and integrated WiGL’s technology with the U.S. Air Force. As of December 31, 2023 we completed 8 out of the 8 deliverable items and received $749,999 for completion of this contract.

Successful completion of this contract resulted in working devices suitable for other branches of the Department of Defense and U.S. government. Further, during this process we discovered products with the ability to reach the consumer market. Potential products to add to the WiGL networks for the everyday consumer include the following:

●	WiGL-enabled receiver

○	A WiGL enabled receiver that recharges your battery on the move. The receiver is connected to holiday LEDs and is being marketed as a wireless Christmas Tree.

●	WiGL -enabled receiver for small rechargeable devices

○	WiGL enabled receivers for small rechargeable devices. We demonstrated this for the Air Force during Q4 2023. We intend to bring the related product to market for the 2025 buying season.

Partnerships

We worked with Energous, PowerCast, EarlyX, and Guinn Partners to build Wireless Power Transfer (tWPT) network and MVPs based on our prototypes. These relationships support our day-to-day operations without ongoing obligations on the part of these partners or the company. Below is information relating to the nature of our relationship with our third party partners and vendors.

Name of Agreement	Parties to the agreement	Date entered into the agreement	Purpose of the agreement	Obligations	Payment terms
	Energous and WiGL	The Company has not entered into an agreement.		N/A	Company pays the engineers to do the work.
	PowerCast and WiGL	The Company has not entered into an agreement.		N/A	Company pays the engineers to do the work
Service Agreement	EarlyX and WiGL	June 6, 2022	To collaborate and provide advice.	Independent contractor agreement.	Consultant submits monthly invoices to the Company.
Consulting Agreement	Guinn Partners and WiGL	November 1, 2020	Pay for expertise in loT and robotics technology development, business development, content creation, marketing, sales, manufacturing and distribution.	Independent contractor agreement.	Company pays the engineers to do the work

With support from our partners, we have purchased commercial off-the-shelf (“COTS”) hardware to build the WiGL-enabled Tx networks. Their advances in tWPT technologies are fast-tracking WiGL going global. WiGL has been selected to advance the tWPT technologies from US government use to commercial applications. As part of task 7 of 8 of one of our previous DoD contracts we provided the US Department of Defense our plan to go from US military MVPs to civilian products on store shelves; tWPT networks, LED lights, eNERGY water bottles. Currently we are working on developing the following products:

●	WiGL enabled transmitters that plugs into a home or business alternating current (A/C) electrical outlets.

●	WiGL enabled transmitters that plugs into our renewable eNERGY SWPGs.

●	WiGL enabled power bank receivers that recharge your battery on the move.

●	WiGL enabled SWPG + power banks that recharge electric vehicles while they move.

●	WiGL enable holiday lights and Christmas Trees on our network.

tWPT and SWPG Products

During 2022 WiGL began manufacturing the prototype for SWPGs. The Company intends to commercialize this product for the Department of Defense by 2026.

In early 2023, the Company demonstrated the first minimum viable product, (“MVP”) to the Department of Defense. After modifications, two version are nearing completion of the “build of material” stage so that we can start manufacturing the products. Prospective WiGL eNERGY Products include:

●	A specialized backpack designed to self-generate its own electrical power using salt water as a fuel source and ultimately acts as a salt water generator (“SWPG”). The backpack has met initial testing requirements and can provide up to 24V at 50W output for one week.

●

WiGL Energy Bottle. The bottle utilizes magnesium oxidation reaction to produce power. The eNERGY bottle has a single USB-A port that charges at 5V and can provide up to 12,000 mAh of energy at 1-10W for 24hrs. This bottle can also be recharged.

Ghana Distribution, Leasehold and Saltwater Powered Generator

On February 9, 2021 the Company and Accessplus Communications Ltd., a company registered under the laws of Ghana (the “Distributor”) entered into a distribution agreement for future activities. At the time of entering the agreement, WiGL did not consider it to be significant to its operations. Now WiGL believes that there is more opportunity under this distribution agreement. Pursuant to the terms of the agreement the Distributor is responsible for the following:

●	Finance a pilot of the WiGL Gen 1 wireless technology in Ghana.

●	Obtain relevant regulatory approvals and licenses.

●	Buy WiGL enabled products when commercially available for sale to subscribers in the territory.

●	Pay an annual license fee of not less than $1,000,000 commencing one year after the successful sales of the WiGL transmitters and receivers to its customers after they become commercially available in the market.

●	Directly licence WiGL enabled products and trademarks.

●	Pay WiGL 25% of all monthly subscription revenue.

As of October 2, 2024 the Distributor has completed the following steps:

●	Held meetings with Accessplus Communications Ltd., to plan distribution requirements and business residency requirements in Africa, specifically Ghana.

●	Met the initial planning requirements such as minimum qualities to receive SWPG water bottles as soon as they are available for mass production.

We estimate the SWPG water bottles will be available for mass production by Q2 2025.

We intend the following products to be sold across Africa in chronological order:

●	The 5V water bottle (SWPG product)

○	This is specifically to provide 12-24 hours of renewable energy to recharge smart devices; cell phones, pads, ear buds, etc.

●	12-36V Cases (SWPG products)

○	This is specifically to provide 24/7 power to recharge solar batteries. The Cases are designed to power small homes; <1000 Sq Ft.

●	Kinetic apparel (SWPG eNERGY products)

●	Introduce tWPT products (transmitters and receivers) into Ghana

Initially, the products will be shipped to Ghana and then resold across the continent. Eventually we intend to deploy a WiGL team to Ghana to create the infrastructure necessary to access raw magnesium and build SWPG’s. Once WiGL has the necessary infrastructure in place we intend to build the SWPG products for Africa in Ghana.

On January 10, 2024, the Company agreed to purchase a leasehold interest in a work location located at Roman Ridge Residential Area in the Accra Metropolis in the Greater Accra region of the Republic of Ghana. The property will be used as a demonstration, distribution and office location for the Company’s Saltwater Powered Generators. The leasehold interest expires on March 8, 2054. The Company intends to pay $189,543 to lease this location. The Company notes that this apartment building is not yet completed. As of June 30, 2024, the Company made two payments totaling $113,726 that are recorded as deposit on property development on the balance sheet.

Future Distribution Locations

WiGL has filed for international patent rights in Asia. During the period ended June 30, 2024 the Company received notification of the patent award in Japan. The Company intends to enter into similar distribution and leasehold agreements in Asia in the near future.

How we intend to make money

We intend to utilize an all-inclusive software subscription and hardware business-to-business model (“B2B”). We intend to generate revenue through the several pillars listed below.

●	Software subscription fees

○	Individuals via their cellular or eclectic power service provider: From $6.99 to $29.99 per month for individual subscribers. WiGL Inc will receive a shared portion of the service providers monthly submission fees.

○	Service providers of the software subscriber: For the B2B channel, WiGL will earn 10-20% of each monthly bill for software licensing.

●	Hardware licenses

○	We intend to charge approximately $0.20 for each device containing a WiGL enabled transmitter technologies and an additional $0.10 for each embedded or external WiGL enabled receiver technologies.

●	Direct sales

○	Potential direct equipment sales include devices WiGL may make to generate electrical energy autonomously.

○	We intend to commercialize our products with WiGL enabled technology under “WiGL eNERGY” to date these products include a backpack and water bottle.

○	Devices such as our Salt Water Generator, may range from $10 to $250.

○	Kinetic and promotional items for sale such as clothing, drinks, or other merchandise used for name and brand awareness.

●	Trademark & Standards licensing

○	We intend to negotiate trademark and/or standard licensing agreements, so that other companies can integrate WiGL into all wirelessly chargeable products that are non-exclusive models.

○	We also intent to market, license and sell WiGL marks to manufactures, hotels, and airlines/airports, such as “WiGL enabled” stickers or markings.

○	WiGL also intends to guide and license future standards, educational coursework and practitioner certifications.

Results of Operations

The Company’s net revenues for the period ended June 30, 2024 (“Interim 2024”) was $200,000 and $245,253 for the period ended June 30, 2023 (“Interim 2023”). During Interim 2024, the Company earned revenue due to a TACFI Contract with the US Air Force. For the period ending June 30, 2023, the Company completed the final milestones of an eight milestone contract and earned $245,253 in revenue.

For Interim 2024, operating expenses were $1,402,311 compared to $1,533,734 for Interim 2023, a decrease of $131,423. The operating expenses consist of: (i) professional fees, (ii) advertising and marketing, (iii) general and administrative costs, (iv) rent, (v) travel, (vi) consulting and contractor expense, (vii) payroll and related expenses and (viii) depreciation and amortization.

For Interim 2024 operating expenses related to research and development decreased from $815,720 for Interim 2023 to $738,320 for Interim 2024, a decrease of $77,400 or 9%. The decrease was attributed to moving from the research and development phase of development to productization. General and administrative decreased from $141,817 for Interim 2023 to $66,811 for Interim 2024, a decrease of approximately $75,000 or 52%. The decrease was due to less expenses incurred during the course of the Company’s securities offerings. As a result of the foregoing, the Company generated a net loss of $1,197,579 for Interim 2024 compared to a net loss of $1,081,636 for Interim 2023.

Liquidity and Capital Resources

The Company’s current capital resources come from funds raised in a Regulation A offering and Regulation CF offerings, that has made cash available to the Company for general operating purposes. As the Company transitions to delivering products to customers, traditional lines of credit and inventory financing are expected to be secured as needed.

For Interim 2024 the Company’s cash on hand was $324,686 compared to $658,467 for Interim 2023. The Company requires the continued infusion of new capital to continue business operations. The Company has recorded losses since inception. As of Interim 2024 the Company had a net loss of $1,197,579 and an accumulated deficit of $8,103,006.

The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

On January 10, 2024, the Company agreed to purchase a leasehold interest in a work location located at Roman Ridge Residential Area in the Accra Metropolis in the Greater Accra region of the Republic of Ghana. The property will be used as a demonstration, distribution and office location for the Company’s Saltwater Powered Generators. The leasehold interest expires on March 8, 2054. The Company intends to pay $189,543 to lease this location. The Company notes that this apartment building is not yet completed. As of June 30, 2024, the Company made two payments totaling $113,726 that are recorded as deposit on property development on the balance sheet.

Recent capital raising activity

Regulation A Offering

During the year ending December 31, 2022, the Company opened up a Regulation A offering and sold an additional 1,283,378 shares of common stock for gross proceeds of $1,894,930. This included 1,199,323 shares that were issued at $1.58per share. There were an additional 84,055 Bonus Shares that were issued to certain investors as a part of that raise. There were $343,791 in net fees related to the fundraise. Of the gross proceeds, there was $106,147 placed in escrow to be distributed to the Company at the conclusion of the raise.

During the year ending December 31, 2023 the Company continued with the Regulation A offering and sold a total of 2,457,226 shares of common stock for gross proceeds of $3,623,814. There were an additional 70,402 shares, valued at $111,235, that were issued to the broker as a part of their fee for the raise. There were $665,882 in net fees related to the fundraise. Of the gross proceeds, there was an additional $203,427 placed in escrow to be distributed to the Company at the conclusion of the raise. The total escrow balance as of December 31, 2023 was $309,577.

During the six months ending June 30, 2024, the Company continued with the Regulation A raise and sold an additional 983,653 shares of common stock for gross proceeds of $1,454,567. There were $55,635 in net fees related to the fundraise. Of the gross proceeds, there was $246,093 placed in escrow to be distributed to the Company at a future date. The total escrow balance as of June 30, 2024 was $555,670. The Regulation A raise was completed in March of 2024.

Share Return

For the period ended December 31, 2020, G38 paid all expenses on behalf of WiGL Inc. Conversely, the during COVID in 2021 the Company made reciprocated advances to G38 in the amount of $351,000 during the period ended December 31, 2021.

During the period ending December 2020, the CEO received $0 in salary from the Company. For the period ending December 31, 2021, when the CEO transitioned from unpaid parttime support to full time CEO, the Company made advances to Dr. Glover in the amount of $100,000.

During the period ended December 31, 2022, at the close of the Regulation CF offering, the Company accepted the following payments from related parties:

In December of 2022 Company’s CEO returned 387,451 shares valued at $1.58 per share for a total valuation of $612,173.

Payor	Payee	Payment received	Reasoning	Value
Dr. Glover	Company	387,451 shares	Dr. Glover returned 387,451 shares of Common Stock that had been issued to him in lieu of salary during the period ended December 31, 2020.	$1.58 per share

Regulation CF Offering (PicMii Crowdfunding)

In July, 2024 the Company launched a new Regulation CF raise. To date, the Company has issued 66,284 shares of Common Stock for total proceeds of $108,272.

Investments

Investments in privately held equity securities of nonpublic entities without readily determinable fair values are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and totaled $5,674 at June 30, 2024 and December 31, 2023.

During the year ending December 31, 2021 the Company invested in equity securities comprised of mutual funds and individual company stocks and adopted ASU 2016-01, which requires equity investments to be measured at fair value with changes in fair value recognized in net income. The funds are publicly traded on an active market making them a level 1 on the fair value hierarchy.

During the six months ending June 30, 2024, the Company reinvested $179 of dividends into investments compared to a reinvestment of $375 of dividends into investments during Interim 2023. During Interim 2024 the Company had unrealized gains of $4,651 compared to unrealized gains of $104,415 during Interim 2023.

During 2021, the Company invested $4,547 in 14 companies via crowd funding. During the year ending December 31, 2022, the Company invested an additional $1,710 in three companies via crowd funding. As the companies are not public and without a readily determinable fair value, the Company accounts for these investments at cost, minus impairment in accordance with ASC 321. The balance of the equity investments as of June 30, 2024 and December 31, 2023 was $5,674.

Related Party Transactions

For the period ended June 30, 2024, the Company owes the CEO $64,108 as the result of a share exchange and is recorded as a related party payable as of June 30, 2024.

Going Concern

The Company sustained a net loss of $1,197,579 and had negative operating cash flows for the six months ended June 30, 2024. As of June 30, 2024, the Company had an accumulated deficit of $8,103,006 and limited liquid assets with $324,686 of cash. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management’s plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. No assurance can be given that the Company will be successful in these efforts. The accompanying financial statements do not include any adjustments.

Trend Information

Historically, the technology has been expensive to integrate. However, due to WiGL’s relatively inexpensive component integration we believe that WiGL is poised to enter and disrupt the market.

The most prominent factors that drive the wireless charging market growth are the following:

●	Increase in connected mobile devices via the Internet of Things;

●	Increase in sales of electric vehicles;

●	Constantly evolving portable electronics; and

●	Wearables market.

The global power electronics market size is projected to grow from USD 35.1 billion in 2020 to USD 44.2 billion by 2025, at a CAGR of 4.7%. The increasing focus on the use of renewable power sources across the globe, growing adoption of power electronics in the manufacturing of electric vehicles, and increasing use of power electronics in consumer electronics are the major factors driving the growth of the power electronics market.

Conversely, similar to most original equipment manufacturers (“OEM’s”), the power electronics market in 2020 was affected by the impact of COVID-19. OEM’s generally, have experienced a decline in demand for end-products, which ultimately will affect the growth of the power electronics market.

In current market conditions, we believe that WiGL is poised to be a leader in the wireless charging market. As noted above, as of June 30, 2023, the Company has completed all phases of its contract with the Department of Defense. And as a result, WiGL was awarded an additional 2-year contract to continue to fine-tune WiGl offerings for the DoD. We believe this, as long with our other activities, demonstrates the viability of WiGL as a technology, and as a product. The next phase of our development will include the following:

●	Launch tWPT Christmas Trees into stores by Q4 2025.

●	Launch SWPG water bottles into stores by Q1 2025.

Item 2.	Other Information

None.

Item 3.	Financial Statements

Wireless Electrical GRID LAN, WiGL Inc.

A Virginia Corporation

Financial Statements

June 30, 2024

Wireless Electrical GRID LAN, WiGL Inc.

FINANCIAL STATEMENTS

June 30, 2024

WIRELESS ELECTRICAL GRID LAN, WiGL INC.

BALANCE SHEETS

June 30, 2024 and December 31, 2023

	June 30, 2024	December 31, 2023
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$324,686	$654,235
Prepaid expense	14,725	64,240
Funds in escrow	555,670	309,577
Investment in securities	253,346	248,502
Total current assets	1,148,427	1,276,554

Property and equipment, net	26,495	33,533
Deposit on property development	113,726	-
Equity investments	5,674	5,674
Patents, net	263,629	271,798
Trademarks	70,713	70,713
Total assets	$1,628,664	$1,658,272

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$9,100	$240,061
Related party payable	64,110	64,110
Total current liabilities	73,210	304,171

Total liabilities	73,210	304,171

Commitments and contingencies	-	-

Stockholders’ equity:
Common stock, 500,000,000 shares authorized, 97,410,477 and 96,426,824 no par value shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively	9,658,460	8,259,528
Accumulated deficit	(8,103,006)	(6,905,427)
Total stockholders’ equity	1,555,454	1,354,101
Total liabilities and stockholders’ equity	$1,628,664	$1,658,272

See independent accountants’ audit report and accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL INC.
STATEMENT OF OPERATIONS

For the six months ending June 30, 2024 and 2023 (Unaudited)

	June 30, 2024	June 30, 2023
Revenues	$200,000	$245,253
Total revenue	200,000	245,253

Operating expenses:
Professional fees	157,702	139,407
Advertising and marketing	40,434	53,122
General and administrative	66,811	141,817
Rent	13,415	13,217
Travel	29,891	63,554
Consulting and contractor expense	54,603	19,901
Payroll and related expenses	285,926	276,134
Research and development	738,320	815,720
Depreciation and amortization	15,209	10,862
Total operating expenses	1,402,311	1,533,734

Loss from operations	(1,202,311)	(1,288,481)

Other income (expense)
Unrealized gain (loss)	4,651	104,415
Interest expense	(126)	(181)
Other income	14	102,236
Dividend income	193	375
Total other income (expense)	4,732	206,845

Net loss before income taxes	(1,197,579)	(1,081,636)
Provision for income taxes	-	-
Net loss	$(1,197,579)	$(1,081,636)

Basic and diluted loss per share	$(0.01)	$(0.01)

Weighted average number of common shares outstanding - basic & diluted	97,168,553	94,742,983

See independent accountants’ audit report and accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the six months ending June 30, 2024 and 2023 (Unaudited)

				Total
	Common Stock		Accumulated	Stockholders’
	Shares	Amount	Deficit	Equity
Balance on December 31, 2022	93,899,196	$5,190,361	$(4,509,216)	$681,145

Issuance of common stock for cash Reg A	1,372,232	2,022,650	-	2,022,650
Offering costs	-	(303,402)	-	(303,402)
Net loss	-	-	(1,081,636)	(1,081,636)

Balance on June 30, 2023	95,271,428	6,909,609	(5,590,852)	1,318,757

Balance on December 31, 2023	96,426,824	8,259,528	(6,905,427)	1,354,101

Issuance of common stock for cash Reg A	983,653	1,454,567	-	1,454,567
Offering costs	-	(55,635)	-	(55,635)
Net loss	-	-	(1,197,579)	(1,197,579)

Balance on June 30, 2024	97,410,477	$9,658,460	$(8,103,006)	$1,555,454

See accountants’ audit report and accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL INC.

STATEMENT OF CASH FLOWS

For the six months ending June 30, 2024 and 2023 (Unaudited)

	June 30, 2024	June 30, 2023
Cash flows from operating activities
Net loss	$(1,197,579)	$(1,081,636)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	15,207	10,862
Unrealized (gain) loss on investments	-	(104,415)
Changes in operating assets and liabilities:
Related party payable	-	104
Escrow and other receivables	(246,093)	-
Accounts payable and accrued expenses	(230,961)	(27,346)
Prepaid expenses and other current assets	49,515	-
Net cash used by operating activities	(1,609,911)	(1,202,431)

Cash flows from investing activities
Reinvestment of dividends and capital gains into investments	(4,844)	(375)
Intangible application expenditure	-	(51,425)
Cash paid for property deposit	(113,726)	-
Net cash used by investing activities	(118,570)	(51,800)

Cash flows from financing activities
Proceeds from issuance of common stock	1,454,567	2,022,650
Offering costs	(55,635)	(303,402)
Subscription receivable	-	(113,500)
Net cash provided by financing activities	1,398,932	1,605,748

Net increase (decrease) in cash and cash equivalents	(329,549)	351,517
Cash and cash equivalents, beginning	654,235	306,950
Cash and cash equivalents, ending	$324,686	$658,467

Supplemental cash flow information:
Cash paid during the year for:
Interest	$-	$-
Income taxes	$-	$-

See accountants’ audit report and accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS (unaudited)

June 30, 2024

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Wireless Electrical Grid LAN, WiGL Inc. (“the Company”, “we”, ‘our”, or “us”) was incorporated on February 26, 2020 under the laws of the State of Virginia, and is headquartered in Hampton, VA. The Company is engineering technology to enable consumers to power their devices on the move or recharge their battery while they use their device wirelessly. By expanding the engineering behind the Company’s patents, the Company is bringing consumers the ability to synchronize, create, and sell products that manage and reduce costs associated with wirelessly powering devices.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year-end is December 31. The Company’s functional currency is United States Dollars and financial statement presentation is in United States Dollars. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company’s revenue recognition policy standards include the following elements:

●	Identification of the contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, the Company satisfies the performance obligations.

During the six months ending June 30, 2022, the Company entered into a contract that included eight phases of the contract for a total contract amount of $749,999. For the period ending June 30, 2022, the Company completed the first phase for revenue earned of $50,000. During the six months ending June 30, 2023, the Company earned an additional $200,000 on the contract.

In November of 2022, the Company entered into a contract that included two phases for a total contract amount of $74,999. For the year ending December 31, 2022, the Company completed the first phase for revenue earned of $29,999. The remaining phase of the contract was completed in January of 2023 for $45,000.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS (unaudited)

June 30, 2024

In June of 2023, the Company entered into a contract that included eight phases for a total contract amount of $799,000. For the year ending December 31, 2023, the Company completed the first two phases for revenue earned of $300,000. During the six months ending June 30, 2024, the Company earned an additional $200,000 on the contract.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Our goal is to obtain, maintain and enforce patent protection for our products, formulation, processes, methods, and other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our current product candidates and any future product candidates, proprietary information, and proprietary technology through a combination of contractual arrangements and patents, both in the United States and abroad. However, even patent protection may not always afford us with complete protection against competitors who seek to circumvent our patents. Our proprietary rights may not adequately protect our intellectual property and potential products, and if we cannot obtain adequate protection of our intellectual property and potential products, we may not be able to successfully market our potential products.

We will depend upon the skills, knowledge, and experience of our scientific and technical personnel, as well as that of our advisors, consultants, and other contractors, none of which is patentable. To help protect our proprietary know-how, which is not patentable, and inventions for which patents may be difficult to obtain or enforce, we will in the future rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require all of our employees, consultants, advisors, and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries, and inventions important to our business.

As of June 30, 2024, the Company has not yet commenced planned principal operations nor generated enough revenue to support operations. The Company’s activities since inception have consisted of formation activities, product development, and efforts to raise additional capital.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

●	Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;

●	Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

●	Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS (unaudited)

June 30, 2024

All financial instruments on the balance sheets approximate their fair value other than those noted below.

	June 30, 2024
	Level 1	Level 2	Level 3	Total
Stocks	$253,346	$-	$-	$253,346
Nonpublic company investments	-	-	5,674	5,674
	$253,346	$-	$5,674	$259,020

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Stocks	$248,502	$-	$-	$248,502
Nonpublic company investments	-	-	5,674	5,674
	$248,502	$-	$5,674	$254,176

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At June 30, 2024 and December 31, 2023, the Company had no items that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. As of June 30, 2024 and December 31, 2023, there was $74,686 and $404,235 in cash that exceeded federal insured limits, respectively. No losses have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method (“FIFO”). The Company analyzes inventory for any potential obsolescence and records impairment and obsolescence reserve against inventory as deemed necessary. The Company had $0 of inventory as of June 30, 2024 and December 31, 2023.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. All equipment determined to have a useful life of 5 years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at June 30, 2024 and December 31, 2023.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The useful life of the patents are 20 years from the date of application. Management has determined that the acquired trademarks are indefinite-live intangible assets and therefore records no amortization expense but assesses it for impairment annually. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at June 30, 2024 and December 31, 2023.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS (unaudited)

June 30, 2024

Investments

The Company invests in equity securities of public and nonpublic companies for business and strategic purposes. The Company used Edward Jones for risk reduction for deposits greater than the $250,000 FDIC protection limit. The public companies are carried at fair value based on quoted market prices and totaled $253,346 and $248,502 at June 30, 2024 and December 31, 2023, respectively. All subsequent changes in fair values recorded in the statement of operations under other income (expense).

Investments in privately held equity securities of nonpublic entities without readily determinable fair values are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and totaled $5,674 at June 30, 2024 and December 31, 2023. The Company reviews its equity securities without readily determinable fair values on a regular basis to determine if the investment is impaired. For purposes of this assessment, the Company considers the investee’s cash position, earnings and revenue outlook, liquidity and management ownership, among other factors, in its review. If management’s assessment indicates that an impairment exists, the Company estimates the fair value of the equity investment and recognizes in current earnings an impairment loss that is equal to the difference between the fair value of the equity investment and its carrying amount.

Advertising Costs

The Company’s advertising costs are expensed as incurred. During the six months ending June 30, 2024 and 2023, the Company incurred $40,434 and $53,122 in advertising costs, respectively, recorded under the heading ‘Advertising and marketing’ in the statements of operations.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs, are expensed as incurred.

Earnings/(Loss) per Share

Basic earnings per share is computed by dividing net income/(loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares and dilutive potential common shares outstanding during the period. There were no adjustments included in the computation of diluted net loss per share as their effect would have been anti-dilutive.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company’s balance sheet for the six months ended June 30, 2024 and year ended December 31, 2023 since its lease is short-term in nature.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS (unaudited)

June 30, 2024

On January 10, 2024, the Company agreed to purchase a leasehold interest in a work location located at Roman Ridge Residential Area in the Accra Metropolis in the Greater Accra region of the Republic of Ghana. The property will be used as a demonstration, distribution and office location for the Company’s Saltwater Powered Generators. The leasehold interest expires on March 8, 2054. The Company intends to pay $189,543.12 USD to lease this location. The Company notes that this apartment building is not yet completed. As of June 30, 2024, the Company made two payments totaling $113,726 that are recorded as Deposit on property development on the balance sheet.

Recent Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Management believes the adoption of ASU 2017-04 had no impact on the Company’s financial statements and disclosures.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. Management believes that the adoption of ASU 2020-06 had no impact on the Company’s financial statements and disclosures.

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020- 06”). ASU 2020-06 simplifies the accounting for convertible instruments, the accounting for contracts in an entity’s own equity, and the related earnings per share calculations. The new standard is effective for fiscal years beginning after December 15, 2023. Management believes that the adoption of ASU 2020-06 had no impact on the Company’s financial statements and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company’s financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

Subsequent Events

The Company has evaluated subsequent events through September 30, 2024, the date these financial statements were available to be issued and noted the following events for disclosure.

The Company began a new Regulation CF raise. Subsequent to June 30, 2024, the Company issued 66,284 shares for total proceeds of $108,272.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS (unaudited)

June 30, 2024

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company sustained a net loss of $1,197,579 and had negative operating cash flows for the six months ended June 30, 2024. As of June 30, 2024, the Company had an accumulated deficit of $8,103,006 and limited liquid assets with $324,686 of cash. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management’s plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. No assurance can be given that the Company will be successful in these efforts. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31, 2023 and December 31, 2022:

	June 30, 2024	December 31, 2023
Patents issued	$157,654	$157,654
Patents pending	128,225	128,223
Trademarks	70,713	70,713
Total intangible assets	356,592	356,590
Accumulated amortization	(22,250)	(14,079)
Intangible assets, net	$334,342	$342,511

As of June 30, 2024, the Company has been issued seven patents all of which have been assigned the useful life of the patent and are being amortized. The Patents issued totaled $157,654 as of June 30, 2024 and December 31, 2023. There was amortization expense of $8,171 and $3,824 for the six months ending June 30, 2024 and 2023, respectively.

The Company continues to apply and work on other patents. The related attorney fees are recorded as patents pending and amortization will begin once the patents have been issued. The Company has also filed for multiple trademarks. As the Company is able to extend the life of the trademarks indefinitely, they are considered indefinite lived and not amortized. Should the Company allow any of the trademarks to lapse, they will be expensed within that period.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Test equipment and PPE	$9,287	$9,287
Electronic Vehicle	62,728	62,728
	72,015	72,015
Accumulated depreciation	(45,520)	(38,482)
Property and equipment, net	$26,495	$33,533

Depreciation expense for the six months ended June 30, 2024 and 2023 was $7,038.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS (unaudited)

June 30, 2024

NOTE 5 – RELATED PARTY TRANSACTIONS

WiGL Inc was initially a division of Glover 38th St Holdings, LLC (“G38”). From the Company’ founding thru 2021, G38 advanced funds, paid 100% of expenses and/or provided loans to the Company in 2020 and Q1 of 2021.

During the year ending December 31, 2020, the G38 funded and initiated a Regulation CF offering. The purpose of this offering was to separate the Company from G38. Over the course of two Regulation CF capital raises, the Regulation CF offerings sold 9,232,512 shares of common stock at $0.59 per share for gross proceeds of $4,837,428. There were $773,721 in net fees related to the fundraise as well as 169,483 of shares issued to StartEngine for services performed valued at $99,995. Of the gross proceeds, $207,079 was placed in escrow and was distributed to the Company on February 18, 2022. During the year ending December 31, 2022, the Company continued with the Regulation CF raise and sold an additional 1,274 shares of common stock for gross proceeds of $675.

The Regulation CF offering initiated in December 2020 included the following disclosures:

●	Irregular Use of Proceeds: The Company may incur Irregular Use of Proceeds that include but are not limited to the following:

○	Vendor payments in excess of $10,000.

○	Salary payments in excess of $10,000 made to the CEO, a friend or relative.

○	Travel and Entertainment payments in excess of $10,000.

○	Intercompany debt or back payments in excess of $10,000.

○	Administrative Expenses in any amount may not be strictly for administrative purposes.

The aforementioned disclosure was intended to describe the potential use of funds related to separating the Company from G38. During the period ended December 31, 2020 and December 31, 2021, the Company repaid its loans and advances from G38 solely in shares. These repayments were made via a stock transfer and not sold to G38. The Company transferred 83,000,000 shares of Common Stock to G38’s Founder Dr. Glover.

For the period ended December 31, 2020, G38 paid all expenses on behalf of WiGL Inc. Conversely, the during COVID in 2021 the Company made reciprocated advances to G38 in the amount of $351,000 during the period ended December 31, 2021.

During the period ending December 2020, the CEO received $0 in salary from the Company. For the period ending December 31, 2021, when the CEO transitioned from unpaid parttime support to full time CEO, the Company made advances to Dr. Glover in the amount of $100,000.

During the period ended December 31, 2022, at the close of the Regulation CF offering, the Company accepted the following payments from related parties:

Payor	Payee	Payment received	Reasoning	Value
Dr. Glover	Company	387,451 shares	Dr. Glover returned 387,451 shares of Common Stock that had been issued to him in lieu of salary during the period ended December 31, 2020.	$1.58 per share

As discussed above, the CEO returned 387,451 shares, valued at $1.58 per share for a total value of $612,173. In addition to the share return settling the above related party receivables, it resulted in an amount owing to the CEO of $64,004 and is recorded as a related party payable as of December 31, 2022. The balance increased by $106 in the year ending December 31, 2023 for a balance of $64,110. The balance remained unchanged during the six months ended June 30, 2024.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS (unaudited)

June 30, 2024

NOTE 6 – RISK REDUCTION INVESTMENTS

The Company has invested in equity securities comprised of mutual funds and individual company stocks and adopted ASU 2016-01, which requires equity investments to be measured at fair value with changes in fair value recognized in net income. The funds are publicly traded on an active market making them a level 1 on the fair value hierarchy.

In addition to holding funds in $250,000 FDIC insured deposit bank accounts, the Company also deposited funds received from its securities offerings into a $2,000,000 Edward Jones insured investment account for operating capital. This account provided additional insurance against loss of funds and security compared to our deposit accounts which was compromised in 2021 (see “Unrecoverable Costs” below). During the year ending December 31, 2022, the Company received $950,386 in proceeds from sale of investments held in the Edward Jones operating cash account. As mentioned, these proceeds were used for operating cash and auto-reinvested $4,886 of dividends into investments.

During the six months ending June 30, 2023, the Company reinvested $375 of dividends into investments. During the period ending June 30, 2023, the Company had unrealized gains of $104,415.

In addition, During 2021, the Company invested $4,547 in 14 startup companies via StartEngine crowd funding. This was done partly to better understand the crowdfunding process and obligations of companies that have completed raises under Regulation Crowdfunding. During the year ending December 31, 2022, the Company invested an additional $1,710 in three companies via crowd funding. As the companies are not public and without a readily determinable fair value, the Company accounts for these investments at cost, minus impairment in accordance with ASC 321. During the year ending December 31, 2022, the Company recorded a loss on one of the investments in the amount of $406. The balance of the equity investments as of December 31, 2023 and December 31, 2022 was $5,674 and $5,851, respectively.

During the six months ending June 30, 2024, the Company reinvested $179 of dividends into investments. During the period ending June 30, 2024, the Company had unrealized gains of $4,651.

During 2021, the Company invested $4,547 in 14 companies via crowd funding. During the year ending December 31, 2022, the Company invested an additional $1,710 in three companies via crowd funding. As the companies are not public and without a readily determinable fair value, the Company accounts for these investments at cost, minus impairment in accordance with ASC 321. The balance of the equity investments as of June 30, 2024 and December 31, 2023 was $5,674.

Unrecoverable Costs

During the year ended December 31, 2021, the Company was a victim to a scam wherein an e-mail account was hacked and redirected vendor payments to a fraudulent bank account. This resulted in false vendor payments in the amount of $153,872. To date, the Company has been unable to recover any of the fraudulent payments and therefore, those payments are included as unrecoverable costs in other income (expense) on the statement of operations. See – Note 9 to the audited financial statements for the year ended December 31, 2022 and December 31, 2021. To mitigate this risk, the Company moved at risk funds to the aforementioned EJ accounts.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS (unaudited)

June 30, 2024

NOTE 7 – INCOME TAXES

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service (“IRS”), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since 2020.

The Company currently has a tax net operating loss carryforwards of approximately $3,900,000 for which it may receive future tax benefits. However, as of June 30, 2024 and December 31, 2023, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% and the State of Virginia rate of 6%, which results in an effective combined tax rate of 25.7%, the deferred tax asset and the valuation allowance nets to a deferred tax asset of $0 as of June 30, 2024 and December 31, 2023, resulting in an effective tax rate of 0%.

NOTE 8 – COMMON STOCK

The Company has authorized 500,000,000 shares of no par value common stock. As of June 30, 2024 and December 31, 2023, there was 97,410,477 and 96,426,824 shares of common stock issued and outstanding, respectively.

During the six months ending June 30, 2023, the Company continued with the Regulation A raise and sold an additional 1,372,232 shares of common stock for gross proceeds of $2,022,650. There were $303,402 in net fees related to the fundraise. Of the gross proceeds, there was $113,500 placed in escrow to be distributed to the Company.

During the six months ending June 30, 2024, the Company continued with the Regulation A raise and sold an additional 983,653 shares of common stock for gross proceeds of $1,454,567. There were $55,635 in net fees related to the fundraise. Of the gross proceeds, there was $246,093 placed in escrow to be distributed to the Company at a future date. The total escrow balance as of June 30, 2024 was $555,670. The Regulation A raise was completed in March of 2024.

NOTE 9 – OTHER INCOME

During the six months ending June 30, 2023, the Company received $100,000 from the IRS for an Employee Retention Credit (ERC) and was recorded as other income on the Statement of Operations. The refundable tax credit is for businesses and tax-exempt organizations that had employees and were affected during the COVID-19 pandemic.

See accompanying financial statements.

Item 4.	Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Articles of Incorporation*
2.2	Articles of Amendment to the Articles of Incorporation*
2.3	Bylaws and the Certificate of Amendment to the Bylaws*
2.4	Certificate of Amendment to the Bylaws dated November 19, 2021*
4.1	Form of Subscription Agreement*
6.1	Guinn Partners Consultancy Agreement dated November 1, 2020*
6.2	Loan Agreement and Promissory Note dated February 26, 2020 and amended January 1, 2021 between the Company and Glover 38 Holdings, LLC*
6.3	Assignment of Rights dated February 26, 2020*
6.4	Assignment Contract dated January 7, 2019*
6.5	Assignment of patent rights dated March 3, 2021 to the Company from G38*
6.6	Distribution Agreement with Accessplus Communications Ltd.**

*	Filed with the Company’s Form 1-A (File No. 024-11732) and incorporated by reference.
**	Filed with the Company’s Form 1-K (File No. 24R-00624) and incorporated by reference.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Hampton, State of Virginia, on October 2, 2024.

Wireless Electrical Grid LAN, WiGL Inc.

By	/s/ Ahmad Glover
Dr. Ahmad Glover, Founder and Chief Executive Officer of Wireless Electrical Grid LAN, WiGL Inc.

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ahmad Glover
Dr. Ahmad Glover, Executive Chair of the Board, Chief Executive Officer, Chief Financial Officer Chief Accounting Officer and Director
Date: October 2, 2024